Exhibit 99.1

March 20, 2019

Dear Shareholders:

                In 2018 Electro-Sensors reached an exciting milestone as we celebrated our 50th anniversary of providing industry leading machine monitoring sensors and hazard monitoring systems.  As we reflect on the many changes that have taken place as Electro-Sensors has grown into a well-established industry leader in the markets it serves, it is tremendously rewarding to see that the company’s core values -- honesty, integrity, reliability, and outstanding customer service -- have endured through time to become part of Electro-Sensors’ DNA.

                For the year 2018, we achieved revenue of $7.5 million, down approximately 4% from the prior year as we experienced softness in some of our key markets, particularly in the second quarter.  Gross margins remained strong at 54% as we continue to deliver excellent value to our customers while also diligently controlling our production costs.  International sales accounted for 11% of overall sales as we shipped products to 27 countries.

                During the year we intensified our efforts to pursue opportunities outside our traditional markets.  In January 2018, we hired Daniel Saniti to a newly created position of Business Development Manager to push this effort forward and uncover new opportunities that would align well with both our traditional wired sensing products as well as our HazardPROTM wireless hazard monitoring systems.  In October 2018, we significantly expanded Dan’s role to include leading all sales, marketing, and business development efforts as Vice President of Sales.  Additionally, we realigned and expanded our sales team to more effectively serve existing customers while also driving new customer engagement and business development.

Furthermore, we continue to enhance our product portfolio to provide customers with new and deeper levels of process intelligence.   For instance, we recently launched a new line of vibration sensors capable of sensing process anomalies far sooner than previously possible.  Facility managers and process engineers are quickly realizing the value of this new level of information as they apply it to process control systems and preventative maintenance programs.  We believe our sensors and monitoring systems are well positioned to satisfy this rapidly growing demand for real-time process information throughout the factory.

As you can tell, we have many reasons to be excited about the year ahead and the possibilities before us.  Our technology continues to lead the industry in innovation, reliability, and cost of ownership.  We’ve added talented new members to our team of amazing employees.  And we have a great group of customers, suppliers, and dedicated shareholders supporting us as we move forward.

Thank you for your continuing support of Electro-Sensors.  We look forward to seeing you at our annual shareholder meeting at 2:00 P.M. on April 24, 2019, at the Sheraton Minneapolis West Hotel in Minnetonka, Minnesota

 Sincerely,

David Klenk

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